June 25, 2009
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant Mr. Don Abbott, Senior Staff Accountant Mr. Frank Wyman, Staff Accountant

Re:	Fairfax Financial Holdings Limited (“Fairfax”) Form 40-F for the Fiscal Year Ended December 31, 2008 Filed March 6, 2009 File No. 1-31556
Dear Sirs/Mesdames:
We hereby acknowledge receipt of the comment letter dated June 11, 2009 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”). We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by Fairfax’s responses. The responses to each of the comments are set forth in numbered paragraphs that correspond to the numbers of the Staff comments. Page number references herein refer to the page numbers of the Fairfax 2008 Annual Report appearing as Exhibits 2 and 3 of the Form 40-F, unless otherwise noted. Terms used but not defined herein have the meanings set forth in the Form 40-F. Fairfax (sometimes herein called “the Company”) intends to include the revised disclosure contemplated subsequently in this letter with respect to financial periods covered by its reports on Form 40-F and Form 6-K, as applicable, beginning with the Company’s Interim Report filed on Form 6-K for the period ending June 30, 2009 and its Annual Report filed on Form 40-F for the fiscal year ending December 31, 2009.

The Company has accounted for all of its credit default swap contracts and total return swap contracts under Canadian and US GAAP as freestanding derivatives carried at fair value on the consolidated balance sheets, with changes in fair value recorded in net gains (losses) on investments in the consolidated statements of net earnings. Accordingly, as the Company has not applied hedge accounting as contemplated in the Canadian and US GAAP accounting pronouncements to any of its derivative contracts, all references to hedging activities in the responses which follow refer solely to economic hedging activities.
Form 40-F for fiscal year ended December 31, 2008
Exhibit 2
Notes to the Consolidated Financial Statements
4.      Securities Sold but not yet Purchased and Derivative Transactions, page 41
1.	In 2008, you “closed-out” your short equity and equity index instruments, realizing pre-tax gains of $2.1 billion. Please revise your disclosure to explain the process and accounting for these “close-out” transactions. Tell us how each payment made or received was recorded and the amount of any gain or loss recognized. Link this disclosure to the related amounts recorded in your financial statements, including derivative liabilities and any amounts of collateral received. Discuss, as applicable, counterparty netting activity that occurred in connection with these transactions.

Response 1: The short equity and equity index total return swap contracts closed out by the Company in the fourth quarter of 2008 comprised Company-initiated, contractually-permitted terminations of multiple industry standard total return swap contracts (as distinct from contractual reset transactions and contract expiries). The $2,079.6 million of net gains on the Company’s equity hedges in 2008 arose and were recorded during the year as a result of these resets, expiries and closing transactions. Typically, each contract contained provisions permitting the Company to terminate, or close out, the total return swap at any time during the term of the contract, for a cash settlement amount determined by the fair value of the total return swap. During the time period that a contract was in force (i.e. prior to expiry or closing out) the contract required the counterparties to cash-settle the changes in the unrealized fair value of each total return swap contract, typically on a quarterly basis (“quarterly reset”). The Company has accounted for all of its total return swaps as derivatives under Canadian and US GAAP. The Company’s accounting policy for derivatives and related collateral received or delivered to counterparties is included in note 1 to the consolidated financial statements (page 27 of the Company’s Form 40-F).

The process and accounting for contractual reset transactions reflect the total return swap contract provisions requiring counterparties to cash-settle, typically on a quarterly basis, any market value movements arising since the prior reset settlement. A total return swap requires no initial net investment and at its inception, the fair value of the derivative is zero. Any cash paid to settle unfavorable market value changes and, conversely, any cash received in settlement of favorable market value changes was recognized by the Company as net gains (losses) on investments in the consolidated statements of net earnings. The impact of this accounting was to reset the balance sheet derivative asset or liability associated with each contract to zero value on each quarterly reset date. To the extent that the quarterly reset date of each contract did not correspond to the balance sheet date, the Company recorded additional net gains (losses) on investments in the consolidated statements of net earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date.

A closing out transaction resulting in final settlement of a short equity and equity index total return swap (as well as a contract expiry) resulted in the Company reversing any previously recorded unrealized market value changes since the last quarterly reset date and recognizing the actual amount of the final cash settlement as net gains (losses) on investments in the consolidated statements of net earnings. Derivative assets and liabilities were reported gross on a contract-by-contract basis without regard to counterparty netting. Cash settlements, whether occurring at a quarterly reset date, at a contract expiry or at a termination date of a total return swap, were recorded as cash flows from investing activities arising from net sales of assets and liabilities classified as held for trading in the consolidated statement of cash flows.

Accounting for the non-market-value-related cash flows provided by the swaps required that on each balance sheet date subsequent to the date a contract was entered into, accruals were established to record any dividend liability owed by the Company to the counterparty and any interest income receivable from the counterparty. Whereas the accruals are reflected on the balance sheet on a gross basis (the receivable is reflected as an asset and the payable as a liability), the related dividend expense and interest income are both reflected in interest and dividend income in the consolidated statements of net earnings.

All of the Company’s equity total return swaps were contracted with Citibank and Merrill Lynch as the counterparties. Typically, when the Company entered into a total return swap contract, the counterparty required the Company to post an upfront margin amount equal to a varying percentage of the notional amount of the total return swap, which margin remained in place for the duration of the total return swap. In addition, the Company was required to post collateral on a regular basis in favor of the counterparty equal to any decline in the market value of the total return swap. All margin and collateral amounts were in the form of cash or U.S. government debt securities. The fair value of such collateral (including the margin amounts) was disclosed in the consolidated balance sheets as assets pledged for short sale and derivative obligations. The decrease in assets pledged for short sale and derivative obligations from $1,798.7 million at December 31, 2007 to $8.3 million at December 31, 2008 resulted from the closing out of total return swaps and short equity positions as disclosed in note 4 to the consolidated financial statements (page 41 of the Company’s Form 40-F).

The counterparties to the total return swap contracts were required to post collateral on a regular basis in favor of the Company in the form of cash or U.S. government debt securities in an amount equal to any increase in the market value of the total return swaps. All of the Company’s total return swap sales, expirations and terminations were settled in cash and all collateral and margin amounts supporting such settled trades were returned to the party providing such collateral or margin (i.e. there was no netting of the termination payments against posted collateral). The return of collateral held by the Company to counterparties following the closing out of a significant number of total return swap contracts and the return of collateral held by the Company to counterparties following the sales of credit default swaps in the fourth quarter of 2008 resulted in a net decrease in collateral pledged in favor of the Company from $899.4 million at September 30, 2008 to $285.1 million at December 31, 2008.

Beginning with the consolidated financial statements to be included in the Company’s Interim Report filed on Form 6-K for the period ending June 30, 2009 and on Form 40-F for the fiscal year ending December 31, 2009, the Company will provide additional disclosure in the notes to those financial statements on the accounting for the settlements of short equity and equity index total return swaps (including resets, expiries and closing out transactions). See Appendix 2 for a pro forma example of the Company’s proposed revised disclosure based upon the results reported for December 31, 2008 (the proposed revisions are shown in bold type).

2.	Since 2003, you have been purchasing credit default swaps referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry that served as an economic hedge against fair value declines of your financial assets. In 2008, you realized a $1.3 billion gain from the sale of these credit default swap contracts with a notional value of $12.6 billion. Please revise your disclosure to explain the process and accounting for these credit default swap sales, including how the $1.3 billion gain on these sales related to previously-recognized changes in fair value for these derivative financial instruments. Tell us how each payment made or received was recorded and the amount of any gain or loss recognized. Link this disclosure to the related amounts recorded in your financial statements, including derivative liabilities and any amounts of collateral received. Discuss, as applicable, counterparty netting activity that occurred in connection with these transactions.

Response 2: The credit default swap contracts sold by the Company in 2008 comprised previously purchased, industry standard credit default swap contracts which formed part of a diversified portfolio comprising approximately three dozen reference entities in the global financial services industry (i.e. at inception of the contracts, the Company was a “purchaser of credit protection” and not a “seller of credit protection”). At the inception of a purchase of credit protection in the form of a credit default swap (or in very limited instances, at regular intervals during the term of the credit default swap contract), the Company paid a cash premium to the counterparty for the right to recover any decrease in value of the underlying debt security that resulted from a credit event related to the referenced issuer for a period ranging from five to seven years at inception. This cash outlay constituted the only cash outlay by the Company and represented the maximum potential loss on the contract (as opposed to the much higher potential loss exposure to “sellers of protection”). The Company has accounted for all of its credit default swaps as derivatives under Canadian and US GAAP. The Company’s accounting policy for derivatives and related collateral received or delivered to counterparties is included in note 1 to the consolidated financial statements (page 27 of the Company’s Form 40-F).

The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized market value of the contract at each balance sheet date. Changes in the unrealized market value of the contract were recorded as net gains (losses) on investments in the Company’s consolidated statements of net earnings at each balance sheet date with a corresponding adjustment to the carrying value of the balance sheet derivative asset. As these contracts do not qualify for hedge accounting, all changes in the unrealized market value of these contracts were recorded as net gains (losses) on investments.

In general, the unrealized market value of credit default swaps may be monetized in one of three ways: (1) the credit default swap contracts are terminated prior to maturity by negotiated agreement between the holder and the counterparty in return for the counterparty paying the market value of the contract to the holder; (2) the credit default swap contracts are sold by the holder to a third party at market value; or (3) the credit default swap contracts are exercised pursuant to a credit event, requiring the counterparty to pay the holder par value on the underlying debt security of the reference entity. During 2008, the monetization (i.e. the cash proceeds to the Company) of credit default swap contracts by the Company was achieved through the first two types of transactions described above. Sales of credit default swap contracts during 2008 caused the Company to reverse any previously recorded unrealized market value changes since the inception of the contract and to record the actual amount of the final cash settlement through net gains (losses) on investments in the consolidated statements of net earnings.

Substantially all of the Company’s credit default swaps were contracted with Citibank, Deutsche Bank AG, Barclays Bank PLC or the Bank of Montreal as the counterparties. The counterparties were required to post cash or US government debt securities as collateral in support of their total obligations owed to the Company under the credit default swaps once such obligations exceeded a contracted threshold amount (except for Citibank where there was no threshold). Further to the disclosure of collateral arrangements related to the Company’s credit default swaps and total return swaps in note 4 to the consolidated financial statements (page 41 of the Company’s Form 40-F), it was primarily as a result of the return of collateral following sales of credit default swaps during 2008 that collateral held by the Company securing the credit default swap derivative asset of $415.0 million (2007 -$1,119.1 million) decreased from $886.0 million at December 31, 2007 to $285.1 million at December 31, 2008. This decrease was partially offset by the impact of increases in the fair values of the Company’s remaining credit default swap contracts, which required the counterparties to those contracts to post additional collateral with the Company’s third party bank custodian.

Derivative assets are reported gross, on a contract-by-contract basis. The sale, expiration or early settlement of a credit default swap will not result in a cash payment owed by the Company; rather, such an event can only result in a cash payment by a third party purchaser of the contract, or the counterparty, to the Company. Accordingly, there is no opportunity for netting of amounts owed in settlement. Cash receipts at the settlement date of the credit default swap sales were recorded as cash flows from investing activities arising from net sales of assets and liabilities classified as held for trading.

The $1.3 billion net gain on sales of credit default swap contracts relates to previously-recognized changes in fair value for these derivative financial instruments in the manner illustrated in the last table in note 3 to the consolidated financial statements (page 40 of the Company’s Form 40-F), which sets out the derivation of the $1.3 billion of net gains on credit default swaps as follows: $1,802.0 million of net gains arising since the inception of each credit default swap contract sold, reduced by $750.6 million of net unrealized mark-to-market gains recognized in prior years’ net earnings on credit default swap contracts which were sold during 2008, and increased by $238.2 million of net mark-to-market gains arising on credit default swap contracts remaining open at year end.

Beginning with the consolidated financial statements included in the Company’s Interim Report filed on Form 6-K for the period ending June 30, 2009 and on Form 40-F for the fiscal year ending December 31, 2009, the Company will provide additional disclosure in the notes to those financial statements on the accounting for the sales of credit default swap contracts. See Appendix 3 for a pro forma example of the Company’s proposed revised disclosure based upon the results reported for December 31, 2008, (the proposed revisions are shown in bold type).
18.    Financial Risk Management, page 60
3.	Please describe your objectives and strategies for using derivative instruments and quantify how derivative instruments and related hedged items affected and are expected to affect your financial position, results of operations and cash flows.

Response 3: The Company may choose to employ derivative instruments to achieve its financial risk management objectives, with the question of whether to use derivative instruments or not and the particular strategies employed depending on the nature and the magnitude of the risk exposure. For example, in managing the credit risk exposure arising from balances receivable and recoverable from reinsurers, the Company’s customary practice is to conduct its own fundamental credit analysis of the financial strength of reinsurers (in advance of adding a reinsurer to the Company’s list of approved reinsurers, and on an ongoing basis when the Company has balances due from a reinsurer) and to rely on the resulting recommendations of its reinsurance committee as a preventive control. In recent years, it has been the Company’s view that credit risk exposure related to reinsurance recoverable has been elevated, both with respect to certain specific reinsurers identified by the Company’s analysis and with respect to elevated broader, systemic risk exposure to financial institutions in general, reinsurers included. In view of the Company’s assessment of elevated credit risk exposure, the Company chose to employ an additional risk management strategy using credit default swaps during the time period in which the Company judged credit risk exposure to be elevated. The Company’s view that this particular credit risk exposure had increased led the Company to deploy this particular strategy, effected by credit default swaps.

As an additional example where the Company opted to deploy financial risk management strategies using derivative instruments, the Company’s assessment that equity market risk had significantly increased in recent years caused the Company to deploy a strategy using equity total return swaps to mitigate the heightened equity market risk exposure. The particular financial risk management strategy employed by the Company, as well as the subsequent decision to deploy derivative instruments to achieve the objective, was influenced by the nature and the magnitude of the risk exposure, as assessed by the Company.

In summary, in recent years the Company has deployed supplementary financial risk management strategies in addition to its previously established risk management practices in order to effectively mitigate the heightened level of specific and systemic risks that the Company had identified. The Company employed derivative instruments to achieve its financial risk management objectives, based on the Company’s assessment of the effectiveness and efficiency of these instruments. As the elevated risk exposures that gave the Company occasion to deploy these supplemental financial risk management strategies return to historic levels, it is reasonable to expect that the Company’s utilization of such strategies and derivative instruments may diminish. The Company may use derivative instruments as an effective hedging mechanism in the future, but there can be no assurance that it will do so.

Quantification of how derivative instruments and the related economically hedged items affected the Company’s financial position, results of operations and cash flows is included in disclosures appearing in notes 3, 4 and 18 to the consolidated financial statements and in the sections entitled “Net Gains on Investments” and “Investments” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s 2008 Annual Report filed on Form 40-F. For your convenience, Appendix 1 summarizes the impact on the Company’s results of operations (on a pre-tax basis) of derivative instruments and the related hedged items in the fiscal years ended December 31, 2007 and 2008.

It is not possible to definitively quantify how derivative instruments and the related hedged items are expected to affect the Company’s future financial position, results of operations and cash flows. The Company closed out its equity hedge positions in 2008. The Company may use total return swaps as an effective hedging mechanism in the future, but there can be no assurance that it will do so. The Company sold a significant amount of its credit default swap contracts in 2008. It is worth noting that the Company continued to hold $5.7 billion notional amount of credit default swaps at March 31, 2009 (including approximately $2.9 billion notional amount referenced to property and casualty insurer and reinsurer entities, relative to the Company’s $4.1 billion of reinsurance recoverable at March 31, 2009). The Company may use credit default swap contracts as an effective hedging mechanism in the future, but there can be no assurance that it will do so.
Credit Risk
4.	Please describe and quantify how your credit default swaps have served as an economic hedge against fair value declines in your financial assets, as well as the effects that these hedged activities may be expected to have on the Company’s future financial position, liquidity and operating results.

Response 4: The purchase of a diversified portfolio of credit default swap contracts referenced to issuers in the banking, mortgage and insurance sectors of the global financial services industry protected the Company and its insurance and reinsurance operating subsidiaries during a time of elevated risk in the global capital markets. The credit default swaps served as an economic hedge against risk exposures related to specific financial assets (reinsurance recoverable from certain reinsurers) and against broader, systemic risk exposure potentially affecting the Company’s reinsurance recoverable, its bond portfolio and other investment assets.

For your convenience, Appendix 1 summarizes the impact on the Company’s results of operations (on a pre-tax basis) of credit default swap contracts and the related hedged items in the fiscal years ended December 31, 2007 and 2008. In 2008, net gains on credit default swaps were $1,290.5 million. Realized credit losses on reinsurance recoverable balances in 2008 were insignificant ($15.0 million), as property and casualty reinsurers generally did not experience the same degree of financial difficulties as experienced by many companies in the banking, life insurance and mortgage sectors of the financial services industry, and the difficulties encountered by certain reinsurers with balances due to the Company did not result in significant credit losses to the Company. The Company’s bond portfolio experienced net gains in 2008 (net realized gains of $273.7 million, plus an increase in net unrealized gains from $76.2 million at the end of 2007 to $123.5 million at the end of 2008), primarily due to the Company’s decisions in prior years to broadly avoid investments in asset-backed debt securities and to invest principally in government debt securities instead of corporate debt securities.

The Company’s holdings of credit default swap contracts have declined significantly in 2009 relative to prior years (largely as a result of significant sales in 2008), and as a result the effects that they may be expected to have on the Company’s future financial position, liquidity and operating results may be expected to diminish relative to the effects in recent years. The market value of the remaining credit default swap contracts at March 31, 2009 was $246.4 million, and this amount represents the Company’s maximum pre-tax financial loss should the contracts decline to zero fair value or expire with no value (the remaining average life at March 31, 2009 was 3.1 years). An improvement in global credit market conditions (including the effects of government financial assistance measures) could reduce and the passage of time generally will reduce the value of these contracts. If the value of these remaining contracts were to decline significantly, then the Company’s operating results would be adversely affected (by up to $246.4 million pre-tax, if fair values declined to zero). The impact on future financial position of a decline (in which fair values declined, but not to zero) would be moderate relative to the Company’s shareholders’ equity at March 31, 2009 in excess of $4.5 billion (note that the Company’s financial position has benefitted significantly from the more than $2.2 billion in realized and unrealized pre-tax gains on credit default swaps since 2007). Similarly, the Company’s liquidity would not be significantly affected (the Company’s liquidity has benefitted significantly from the more than $2.4 billion in cash sales proceeds realized since 2007).

The reduced holdings of credit default swaps ($5.7 billion notional amount at March 31, 2009, compared to $8.9 billion notional amount at December 31, 2008) generally provide continuing but reduced economic hedge protection compared to prior periods, potentially exposing the Company to increased credit risk exposure if conditions in global credit markets do not improve in the future. It is worth noting that of the $5.7 billion notional amount of credit default swaps held at March 31, 2009, approximately $2.9 billion was referenced to property and casualty insurer and reinsurer entities, thus continuing to provide a significant measure of economic hedge protection relative to the Company’s $4.1 billion of reinsurance recoverable at March 31, 2009. In considering what the impact may be expected to be if and when the currently held credit default swaps have been sold or have expired, it is not possible to definitively quantify how derivative instruments used to hedge credit risk and the related hedged items are expected to affect the Company’s future financial position, results of operations and cash flows. The Company may use credit default swap contracts as an effective hedging mechanism in the future, but there can be no assurance that it will do so.
Liquidity Risk
5.	Please revise your disclosure to present the claims liability in the schedule of payment obligations on a gross and not a net basis. This comment also applies to your disclosure in the table of contractual obligations on page 147 in Exhibit 3.

Response 5: Beginning with the consolidated financial statements included in the Company’s Interim Report filed on Form 6-K for the period ending June 30, 2009 and on Form 40-F for the fiscal year ending December 31, 2009, the Company will revise its disclosure to present the claims liability in the schedule of payment obligations on a gross and not a net basis. See the table which follows for a pro forma example of the Company’s proposed revised disclosure based upon the results reported for December 31, 2008.

	Less than	1-3	3-5	More than
	1 year	years	years	5 years	Total

Gross claims liability	3,611.8	4,149.5	2,692.8	4,274.3	14,728.4
Long term debt obligations — principal	14.4	2.0	406.7	1,392.9	1,816.0
Long term debt obligations — interest	132.0	263.7	236.7	625.7	1,258.1
Operating leases — obligations	48.4	73.3	32.5	76.4	230.6
Other long term liabilities — principal	4.6	12.8	8.7	161.6	187.7
Other long term liabilities — interest	16.2	30.9	29.0	67.4	143.5

	3,827.4	4,532.2	3,406.4	6,598.3	18,364.3

Market Risk
6.	As a result of your close-out of synthetic short positions in various global equity indices and listed common stocks and sale of credit default swaps, you appear to have eliminated a significant portion of the economic hedges protecting your capital, despite your assertion that the current recession is going to be long and deep. In addition, given the decline in equity valuations, you significantly increased your equity holdings in the fourth quarter of 2008. Please revise your disclosure to explain the impact of these transactions on your financial risk management programs, particularly your strategy for controlling future credit and market risk.

Response 6: As disclosed on page 65 (and reproduced below for your convenience) of the Company’s Form 40-F for the fiscal year ended December 31, 2008, the Company closed its equity hedges in late 2008 and increased its equity investments by a significant amount.

“During much of 2008 and immediately preceding years, the Company had been concerned with the valuation level of worldwide equity markets, uncertainty resulting from credit issues in the United States and global economic conditions. As protection against a decline in equity markets, the Company had held short positions effected by way of equity index-based exchange-traded securities including the SPDRs, U.S. listed common stocks, equity total return swaps and equity index total return swaps, referred to in the aggregate as the Company’s equity hedges. The Company had purchased short term S&P 500 index call options to limit the potential loss on U.S. equity index total return swaps and the SPDRs short positions and to provide general protection against the short position in common stocks. In November 2008, following significant declines in global equity markets, the Company closed substantially all of its equity hedge positions, and during the remainder of the fourth quarter the Company increased its investments in equities as a result of the opportunities presented by significant declines in valuations. As at December 31, 2008, the Company had aggregate equity holdings with fair value of $4,816.5 (common stocks of $4,241.2 plus investments, at equity of $575.3).”

The equity hedges were implemented in response to the Company’s assessment that the risks in global equity markets had become unusually elevated. With the significant subsequent decline in equity market valuations, the Company’s assessment is that the risks in global equity markets have moderated. The Company’s strategy for managing future equity market risk is as disclosed on page 66 of the Company’s Form 40-F, as reproduced below.

“The Company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The Company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the Company level.”

As indicated in Response 4, despite the sale of a significant portion of the Company’s diversified portfolio of credit default swap contracts in 2008, the Company continued to hold $5.7 billion notional amount at March 31, 2009 (including approximately $2.9 billion referenced to property and casualty insurer and reinsurer entities, relative to the Company’s $4.1 billion of reinsurance recoverable) at March 31, 2009. The disclosure on page 62 of the Company’s Form 40-F discusses the Company’s holdings of credit default swaps in the context of managing its credit risk. The Company will revise this particular disclosure in its 2009 Form 40-F, as indicated in the excerpt from note 18 to the consolidated financial statements (page 62 of the Company’s Form 40-F) reproduced below for your convenience, with pro forma disclosure revisions shown in bold type:

Subsidiary portfolio investments and holding company investments include $12,595.3 notional amount of credit default swaps with a fair value of $415.0 (2007 — $1,119.1) and a remaining average life of approximately 3.3 years (2007 — 4.0 years) referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets.
Market Price Fluctuations
7.	You disclose that at December 31, 2007 the fair value and notional amount of certain derivative positions represented 85.6% of the Company’s aggregate equity holdings. However, similar disclosure was not provided at December 31, 2008. Please revise your disclosure to describe and quantify how hedging activities have mitigated realized losses on your equity securities for each period presented, as well as the effects that these hedging activities may be expected to have on the Company’s future financial position, liquidity and operating results. Also, we were unable to find your disclosure in Note 4 of the short positions in the form of SPDRs, common stocks and total return swaps with an aggregate fair value and notional amount of $2,856.9 million. Please tell us where this disclosure is located.

Response 7: We believe that the company’s existing disclosure (please refer to the excerpts cited in Response 6) indicates that at December 31, 2008, the proportion of the Company’s aggregate equity holdings that was economically hedged by the Company’s equity derivative positions (in the form of SPDRs, common stocks and total return swaps) was essentially nil, compared to the end of 2007, when 85.6% of the Company’s aggregate equity holdings was economically hedged by the Company’s equity derivative positions. (The year-end 2008 comparative to the $2,856.9 million at the end of 2007 was ($1.3) million, or essentially nil. The Company believes that presenting the ($1.3) million as a percentage of the aggregate equity holdings with fair value of $4,816.5 million would not have provided meaningful disclosure.) For Staff’s convenience, we have reproduced the following sentence in the Company’s existing disclosure:

“In November 2008, following significant declines in global equity markets, the Company closed substantially all of its equity hedge positions, and during the remainder of the fourth quarter the Company increased its investments in equities as a result of the opportunities presented by significant declines in valuations...”

For your convenience, Appendix 1 summarizes the impact on the Company’s results of operations (on a pre-tax basis) of equity hedging instruments and the related hedged items in the fiscal years ended December 31, 2007 and 2008.

It is not possible to definitively quantify how equity hedging instruments and the related hedged items are expected to affect the Company’s future financial position, results of operations and cash flows. As was disclosed on page 65 of the Company’s 2008 40-F, the Company closed out its equity hedge positions in November of 2008. The Company may use total return swaps and index call options as effective hedging mechanisms in the future, but there can be no assurance that it will do so.

For Staff’s convenience, we have reproduced below the relevant portions of the table in note 4 to the consolidated financial statements on page 41 of the Company’s Form 40-F indicating the short equity derivative positions in the form of SPDRs, common stocks and equity total return swaps with an aggregate fair value and notional amount of $2,856.9 million.

	December 31, 2008				December 31, 2007
	Fair value				Fair value
	Notional				Notional
	value	Asset	Liability	Total	value	Asset	Liability	Total

Securities sold short
SPDRs	—	—	—	—	—	—	(975.4)	(975.4)
Common stocks	—	—	—	—	—	—	(72.8)	(72.8)
Short positions effected by equity contracts
Equity index total return swaps	—	—	—	—	(1629.8)	59.5	(6.8)	(1,577.1)
Equity total return swaps	—	1.3	—	1.3	(247.0)	19.2	(3.8)	(231.6)

Total	—	1.3	—	1.3	(1,876.8)	78.7	(1,058.8)	(2,856.9)

Exhibit 3
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Components of Net Earnings
Net gains on investments, page 111
8.	Please revise to disclose how the $2,079.6 million of gains related to the close-out of your short equity and equity index positions relates to the corresponding $1,876.8 million notional amount at December 31, 2007 and the corresponding reclassification from accumulated other comprehensive income in 2008.

Response 8: The $1,876.8 million notional amount related only to the short equity and equity index total return swaps, which was one element of the Company’s equity hedging strategy at December 31, 2007. Another element of the Company’s equity hedging strategy was to utilize short sales, which resulted in short equity positions with a fair value of $1,048.2 million at December 31, 2007 (please refer to the first table in note 4 to the consolidated financial statements on page 41 of the Company’s Form 40-F). The aggregate of the notional amount and the fair value of these two elements of the Company’s equity hedge positions at the end of 2007 was $2,925.0 million. During 2008, the Company added further to its equity hedge positions. At September 30, 2008 (the end of the quarter preceding the fourth quarter, when the Company closed its equity hedges), the aggregate of the notional amount of short equity and equity index total return swaps ($4,196.2 million) and short equity positions (nil — these had been closed out and replaced with additional equity total return swaps) was $4,196.2 million. The increased size of the equity hedge positions during 2008 (aggregate $4,196.2 million at September 30, 2008) relative to the position at the end of 2007 (aggregate $2,925.0 million at December 31, 2007) and the significant declines in global equity markets during 2008 (the S&P 500, the most important by dollar amount of the indices underlying the Company’s equity hedge positions, declined from 1468.36 on December 31, 2007 to 752.44 on November 20, 2008, the day the Company announced that it had closed out its equity hedges) contributed to the net gains on the Company’s equity hedges of $2,079.6 million in 2008.

The reclassification from accumulated other comprehensive income in 2008 was unrelated to the Company’s short equity positions and equity total return swaps. Since all of the short equity and equity index positions were accounted for as investments held for trading and since the Company did not apply hedge accounting to these positions, the reclassification from accumulated other comprehensive income in 2008 reflects the transfer to the consolidated statement of net earnings of accumulated other comprehensive income associated with available for sale investments sold during the period and is unrelated to any of the short equity and equity index positions closed out during 2008.

Beginning with the consolidated financial statements included in the Company’s Interim Report filed on Form 6-K for the period ending June 30, 2009 and on Form 40-F for the fiscal year ending December 31, 2009, the Company will indicate that it made additional investments in short equity and equity index total return swaps. See Appendix 2 for a pro forma example of the Company’s proposed revised disclosure based upon the results reported for December 31, 2008.

9.	Please revise to disclose how the $1,290.5 million of gains recognized on the sale of credit default swap instruments in 2008 relates to the corresponding $1,802.9 million of gains disclosed in the table on page 111. Explain how the original acquisition cost of approximately $245.8 million, as presented in this table, impacted the determination of gains recorded in your consolidated statement of earnings. In addition, reconcile the notional amount of credit default swaps at December 31, 2007, as disclosed in Note 4, with the notional amounts presented in this table.

Response 9: The non-GAAP measurement basis of the table on page 111 of the Company’s Form 40-F utilized the original acquisition cost of the credit default swaps to illustrate the cumulative impact of the strategy since its inception, as described in that table’s preamble as follows:

“The following table and accompanying commentary summarize the sales of credit default swaps since the inception of this investment position, and show the cumulative realized and unrealized gains on credit default swaps as of December 31, 2008. Note that non-GAAP measures are used in this illustrative summary, as explained below.”

A reconciliation of the $1,802.9 million inception-to-date net gains on credit default swaps referenced in the non-GAAP inception-to-date table on page 111 of the Company’s Form 40-F to the fiscal year 2008 GAAP-basis net gains of $1,290.5 million reported in the consolidated statement of net earnings is included in the last table in note 3 to the consolidated financial statements on page 40 of the Company’s Form 40-F. An excerpt from that reconciliation is reproduced below for your convenience:

Credit
default swaps
For the year ended December 31, 2008
Inception-to-date net realized gains (losses) on positions closed in the year	1,802.9
Reversal of net mark-to-market (gains) losses recognized in prior periods on positions closed in the year	(750.6)
Net mark-to-market gains (losses) arising on positions remaining open at year end	238.2

Net gains (losses)	1,290.5

The sale proceeds of the credit default swaps sold during 2008 of $2,048.7 million less their original acquisition cost of $245.8 million resulted in the inception-to-date net gains of $1,802.9 on the credit default swaps sold during 2008 and referenced on page 111 of the Company’s Form 40-F. However, for the purposes of the consolidated statements of net earnings, of the credit default swaps sold in 2008, gains of $750.6 million had already been recognized in prior years’ net earnings in the form of unrealized net mark-to-market gains. The net gains recognized in the

2008 consolidated statement of net earnings on contracts sold amounted to $1,052.3 million. Added to these net realized gains was the change in market value of $238.2 million on contracts which were still open at year end (i.e. unsold positions), for total net gains under generally accepted accounting principles during 2008 of $1,290.5 million.
The reconciliation of the notional amount of credit default swaps from the end of 2007 to the end of 2008 is as follows:

December 31, 2007 notional as disclosed — page 41	$18,539.2

Less: Q4 2008 notional sold	(3,363.9)
Q3 2008 notional sold	(3,580.9)
Q2 2008 notional sold	(855.0)
Q1 2008 notional sold	(3,830.0)
Foreign currency translation rate adjustment	(377.4)
Add: Purchases made during 2008	2,341.0

December 31, 2008 notional as disclosed — page 111	$8,873.0

The foreign currency translation rate adjustment arises because the notional amounts of Euro-denominated credit default swaps owned or sold by the Company were translated to U.S. dollars at the spot rate prevailing at the end of each period specified above.

10.	You use third party broker-dealer quotes to determine fair value for these credit default swaps, which you assert is subject to significant volatility. The fair value of credit default swaps sold in 2008 represented approximately 17% of notional value while the fair value of credit default swaps held at December 31, 2008 represented approximately 5% of notional value. Please revise your disclosure to explain the factors that caused this apparent decrease in fair value.

Response 10: The fair value of credit default swap contracts owned by the Company is influenced by many factors. Accordingly, the fair value of the credit default swaps sold during a period expressed as a percentage of the notional value of the credit default swaps sold will be influenced by these same factors: the impact of industry and company-specific factors on individual corporate credit spreads; the impact on credit spreads of general economic and credit market conditions; the mix of the underlying reference entities or issuers in the credit default swaps that were sold during a period; and the declining average remaining life of the contracts. Sales of credit default swaps referenced to mortgage industry issuers (often with very wide credit spreads), for example, yielded a higher percentage (fair value to notional value) in certain periods compared to other periods when relatively greater proportions of credit default swaps of issuers with narrower credit spreads were sold. At the peak of the global credit crisis, sales yielded higher prices than sales in more recent periods (periods featuring government assistance measures directed at certain of the underlying reference entities or issuers, for example). Finally, as the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline, as will the percentage cited above.

The following table sets out the sale proceeds, the notional amounts sold and the percentage cited in Staff’s comment, and illustrates the impact of the factors cited above.

	Notional	Sale	Sale Proceeds
	Amount Sold	Proceeds	to Notional
Period of Sales	($millions)	($millions)	Value
	(a)	(b)	(b) as % of (a)
2007	965.5	199.3	20.6%

Q1 2008	3,830.0	885.0	23.1%
Q2 2008	855.0	190.0	22.2%
Q3 2008	3,580.9	595.7	16.6%
Q4 2008	3,363.9	378.0	11.2%

2008	11,629.8	2,048.7	17.6%

Q1 2009	2,902.6	223.0	7.7%

The following table sets out the notional amount, the fair value and the average remaining life of the credit default swaps held at recent balance sheet dates, as well as the percentage cited in Staff’s comment, and illustrates the impact of the factors described above.

	Notional Amount	Fair Value	Fair Value to	Average
CDS remaining at	($millions)	($millions)	Notional Value	Remaining Life
	(a)	(b)	(b) as % of (a)	(years)
December 31, 2007	18,539.2	1,119.1	6.0%	4.0
December 31, 2008	8,873.0	415.0	4.7%	3.3
March 31, 2009	5,679.5	246.4	4.3%	3.1
Beginning with the consolidated financial statements included in the Company’s Interim Report filed on Form 6-K for the period ending June 30, 2009 and on Form 40-F for the fiscal year ending December 31, 2009, the Company will include discussion of the impact of the declining remaining contract life and other factors on the fair value of credit default swap contracts held. The Company will also provide additional disclosure in the notes to the financial statements on investments in credit default swap contracts. See Appendix 3 for a pro forma example of the Company’s proposed revised notes disclosure based upon the results reported for December 31, 2008.

11.	In connection with the remaining credit default swaps with an $8.9 billion notional value at December 31, 2008, please disclose the material terms of these credit default swap contracts, including the identity of counterparties to these transactions, the specific covered financial risks, the defined credit events and collateral posting requirements, as well as the nature of events and conditions that trigger them.

Response 11: The credit default swaps held by the Company at December 31, 2008 comprised previously purchased (i.e. at inception of the contracts, the Company was a “purchaser of credit protection” and not a “seller of credit protection”), industry-standard credit default swap contracts which formed part of a diversified portfolio comprising approximately two dozen reference entities in the global financial services industry. At the inception of a purchase of credit protection in the form of a credit default swap (or in very limited instances, at regular intervals during the term of the credit default swap contract), the Company paid a cash premium to the counterparty for the right to recover any decrease in value of the underlying debt security that resulted from a credit event related to the referenced issuer for a period ranging from five to seven years at inception. This cash outlay constituted the only cash outlay by the Company and represented the maximum potential loss on the contract (as opposed to the much higher potential loss exposure to “sellers of protection”). The Company has accounted for all of its credit default swaps as derivatives under Canadian and US GAAP. The Company’s accounting policy for derivatives and related collateral received or delivered to counterparties is included in note 1 to the consolidated financial statements (page 27 of the Company’s Form 40-F).

The objective of the Company’s credit risk hedging strategy using credit default swap contracts was to mitigate elevated specific credit risk exposures and the general increase in systemic financial risk. During much of 2008 and immediately preceding years, the Company had been concerned with the valuation level of worldwide equity markets, uncertainty resulting from credit issues in the United States, and global economic conditions. The Company’s holdings of credit default swaps, which were referenced to various issuers (“reference entities”) in the banking, mortgage and insurance sectors of the global financial services industry, were acquired as an economic hedge against adverse movements in the fair value of the Company’s investments and other corporate assets (principally its reinsurance recoverable) resulting from systemic financial and credit risk.

A number of factors have been cited as causes of the financial crisis that occurred during the year, including the bursting of speculative “bubbles” in the real estate and credit markets, particularly the subprime mortgage sector, and the lack of adequate underwriting and risk management in the financial sector. As a result of these factors and others, the world’s equity markets declined dramatically in 2008, with the financial sector being among the hardest hit. The seizing up of the credit markets and the failure or near-failure of numerous international financial institutions during 2008 caused an almost unprecedented spike in volatility in all financial markets.

During the ensuing financial crisis, the credit spreads on virtually all corporate debt instruments, particularly those of financial institutions of the type to which the Company’s credit default swap contracts were referenced, were subject to significant volatility. The value of a credit default swap contract is directly related to the market’s current view of the likelihood of default by the issuer of the referenced underlying debt security. Generally, as credit spreads on a particular issuer’s debt securities widen, the value of existing credit default swaps that are referenced to that issuer’s debt securities will increase in value.

The credit events, as defined by the respective credit default swap contracts, establishing the rights to recover amounts from the counterparties are comprised of ISDA standard credit events which are: bankruptcy, obligation acceleration, obligation default, failure to pay, repudiation/moratorium and restructuring.

All credit default swap contracts held at December 31, 2008 have been entered into with Citibank, Deutsche Bank AG, Barclays Bank PLC or the Bank of Montreal as the counterparty, with contracts referenced to certain issuers held with more than one of these counterparties.

As the Company’s only exposure to loss on these contracts stems from the initial premium paid in cash to enter into the contract at inception, there are no requirements for the Company to post collateral with respect to these contracts. With the exception of the Bank of Montreal (with which the Company has placed only one small contract), the bank counterparties are required to post government debt securities as collateral in support of their total obligation owed to the Company for all credit default swap contracts outstanding once such total obligation, aggregated for all contracts with that counterparty, exceeds a threshold amount (except for Citibank where there was no threshold), as defined in the individual master agreements with each counterparty.

*  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *
The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 40-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 40-F; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 367-4941 or g_taylor@fairfax.ca.
Yours very truly,
Greg Taylor
Vice President and Chief Financial Officer

cc:	V. Prem Watsa, Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited Bruce Winter, Partner PricewaterhouseCoopers LLP

Appendix 1
Fiscal Years ended December 31, 2007 and 2008

	Pre-tax Gain (Loss)
	2008	2007
	($ millions)
Equity Risk Hedging

Net gains on common stock and equity index short positions (including equity index call options)	2,079.6	143.0
Net realized gains on common stocks	20.6	140.5
Change in net unrealized gains on common stocks — available for sale	(499.3)	55.8
Other than temporary impairments recorded on common stocks	(966.4)	(87.3)

Credit Risk Hedging

Net gains on credit default swap contracts	1,290.5	1,145.0
Net realized gains on bonds	273.7	50.7
Change in unrealized gains on bonds — available for sale	47.3	207.9
Other than temporary impairments recorded on bonds	(29.1)	(15.0)
Credit losses on reinsurance recoverable	(15.0)	(46.2)

Appendix 2
Fairfax Financial Holdings Limited Response to SEC
Comment Letter of June 11, 2009
Pro forma Disclosure Revision — Equity and Equity Index Total Return Swaps
     The following paragraph is a pro forma presentation of information disclosed in notes to the consolidated financial statements of Fairfax Financial Holdings Limited (the “Company”) relating to its equity hedging activities as reported in the Form 40-F filed by the Company for December 31, 2008. This disclosure will be included in notes to financial statements included in its Interim Report filed on Form 6-K for periods ending on or after June 30, 2009 and in Form 40-F filings for periods ending on or after December 31, 2009:
18.     Securities Sold but not yet purchased and Derivative Transactions, page 42
During the second quarter of 2008, the Company closed its previous short positions in SPDRs and listed common stocks and substantially replaced these investments with the equity index total return swaps and equity total return swaps. During 2008, the company added further to its short equity and equity index total return swap positions. A total return swap requires no initial net investment and at its inception, the fair value of the derivative is zero. The Company’s short equity and equity index total return swaps contained contractual reset provisions requiring counterparties to cash-settle on a quarterly basis any market value movements arising since the prior settlement. Any cash paid to settle unfavorable market value changes and, conversely, any cash received in settlement of favorable market value changes was recognized by the Company as net gains (losses) on investments in the consolidated statements of net earnings. To the extent that the contractual reset date of each contract did not correspond to the balance sheet date, the Company recorded additional net gains (losses) on investments in the consolidated statements of net earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date.
During the fourth quarter of 2008, as a result of the very significant decline of the equity markets, the Company closed out its synthetic short position in various global equity indices and listed common stocks, realizing net pre-tax gains of $1,272.0 and $714.0 respectively for the year ended December 31, 2008. Final settlements of the Company’s short equity and equity index total return swaps resulted in the Company reversing any previously recorded unrealized market value changes since the last quarterly reset date and recognizing the actual amount of the final cash settlement as net gains (losses) on investments in the consolidated statements of net earnings.

Appendix 3
Fairfax Financial Holdings Limited Response to SEC
Comment Letter of June 11, 2009
Pro forma Disclosure Revision — Credit Default Swaps
     The following paragraph is a pro forma presentation of information disclosed in notes to the consolidated financial statements of Fairfax Financial Holdings Limited (the “Company”) relating to its credit hedging activities as reported in the Form 40-F filed by the Company for December 31, 2008. This disclosure will be included in notes to financial statements included in its Interim Report filed on Form 6-K for periods ending on or after June 30, 2009 and in Form 40-F filings for periods ending on or after December 31, 2009:
18.     Securities Sold but not yet purchased and Derivative Transactions, page 42
The Company holds credit default swaps, referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the Company’s financial assets. These credit default swaps have a remaining average life of 3.3 years (2007 — 4.0 years) and a notional amount and fair value as shown in the table above. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline. The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized market value of the contract at each balance sheet date. Changes in the unrealized market value of the contract were recorded as net gains (losses) on investments in the Company’s consolidated statements of net earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset.
During 2008, the Company sold $11,629.8 (2007 — $965.5; 2006 — nil) notional amount of credit default swaps for proceeds of $2,048.7 (2007 — $199.3; 2006 — nil) and recorded net gains on sale of $1,052.3 (2007 — $184.7; 2006 — nil) and net mark-to-market gains of $238.2 (2007 — $960.3; 2006 — net mark-to-market losses of $83.5). Sales of credit default swap contracts during 2008 caused the Company to reverse any previously recorded unrealized market value changes since the inception of the contract and to record the actual amount of the final cash settlement through net gains (losses) on investments in the consolidated statements of net earnings.
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap and credit default swap contracts, pursuant to which the counterparties to these transactions are contractually required to deposit cash or government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the credit default swaps. The fair value of this collateral at December 31, 2008, all of which consists of government securities, is $285.1 (2007- $886.0), $107.6 of which (2007 — nil) the company has the right to sell or repledge, and $177.5 (2007 — $886.0) of which the company does not have the right to sell or repledge. Primarily as the result of the return of collateral to counterparties following sales of credit default swaps during 2008, the collateral held by the Company securing the credit default swap derivative asset of $415.0 (2007 — $1,119.1) decreased from $886.0 at December 31, 2007 to $285.1 at December 31, 2008. The decline was partially offset by the impact of increases in the fair values of the Company’s remaining credit default swap contracts, which required the counterparties to those contracts to post additional collateral.